FOURTH AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT

This FOURTH AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT (the “Agreement”) is made as of the 30th day of September, 2024, by and between VALIC COMPANY I, a Maryland corporation (the “Fund”), on behalf of each of its series set forth on Exhibit A attached hereto (each, a “Series,” and collectively, the “Series), severally and not jointly, and THE VARIABLE ANNUITY LIFE INSURANCE COMPANY, a Texas life insurer (the “Adviser”).

WHEREAS, the Adviser serves as the investment adviser to the Series set forth on Exhibit A pursuant to an Investment Advisory Agreement (the “Advisory Agreement”) dated January 1, 2002; and

WHEREAS, the Adviser and the Fund, on behalf of certain Series, entered into an Amended and Restated Expense Limitation Agreement dated October 1, 2019, whereby the Adviser agreed to waive its fees and/or reimburse expenses to the extent necessary to cap the annual fund operating expenses of such Series at certain levels; and

WHEREAS, the Adviser and the Fund, on behalf of certain Series, entered into a Second Amended and Restated Expense Limitation Agreement dated August 4, 2020, as further amended October 1, 2022, in order to (i) amend the terms and conditions under paragraphs 1 and 5, and (ii) make certain non-material changes; and

WHEREAS, the Adviser and the Fund, on behalf of certain Series, entered into a Third Amended and Restated Expense Limitation Agreement dated September 28, 2023 in order to (i) reflect the termination of the expense caps for certain Series, and (ii) provide for the electronic execution and delivery of the Agreement; and

WHEREAS, the Adviser and the Fund, on behalf of the Series set forth on Exhibit A, desire to amend and restate the Third Amended and Restated Expense Limitation Agreement in order to reflect the termination of the expense caps for Stock Index Fund.

NOW THEREFORE, it is hereby agreed between the parties hereto as follows:

1.

The Adviser agrees to waive its fees and/or reimburse expenses to the extent necessary so that the “annual fund operating expenses,” as described in the registration statement applicable to the Fund, do not exceed the percentage of average daily net assets set forth in Exhibit A for each Series specified therein. Annual fund operating expenses shall not include extraordinary expenses (i.e., expenses that are unusual in nature and infrequent in occurrence, such as litigation), or acquired fund fees and expenses, brokerage commissions and other transactional expenses relating to the purchase and sale of portfolio securities, interest, taxes and governmental fees; and other expenses not incurred in the ordinary course of the Fund’s business on behalf of a Series. Exhibit A may be amended from time to time to reflect the termination and/or modification of any waivers/reimbursements with respect to a Series or the addition of a Series.

2.

This Agreement shall be effective as of the date first written above and shall continue in effect with respect to each Series until September 30, 2024 (the “Expiration Date”), unless earlier terminated by the Board of Directors of the Fund (the “Board” and whose members are referred to herein as “Directors”), including a majority of the independent Directors. Independent directors are directors who are not deemed to be “interested persons” of the Fund, as defined under Section 2(a)(19) of the Investment Company Act of 1940, as amended. This Agreement shall continue in effect for successive one-year periods from the Expiration Date only if the Adviser notifies the Fund prior to the Expiration Date that it agrees to extend the current expense cap applicable to a Series for an additional one-year period. Upon the termination of the Advisory Agreement, this Agreement shall automatically terminate.

3.

With respect to certain Series designated on Exhibit A, the Adviser hereby retains the right to receive reimbursements of, and the Fund, on behalf of each Series, hereby agrees to reimburse reductions of the fees paid to the Adviser under the Advisory Agreement and the expenses paid by the Adviser or reimbursed by it in accordance with paragraph 1 above, for a period of two years after the occurrence of any waiver and/or reimbursement; provided, however, that such payment to the Adviser shall not be made if it would cause the annual fund operating expenses of the applicable Series to exceed the lesser of (a) the expense cap in effect at the time the waiver and/or reimbursement occurred, or (b) the current expense cap in effect, if any. Upon the termination of this Agreement, the Adviser will continue to be entitled to receive reimbursements of amounts already waived and/or reimbursed under Section 1, provided that such amounts are paid to the Adviser in accordance with the provisions of Section 1, and at the expense cap levels in effect at the time such waivers and/or reimbursements occurred.

4.	This Agreement shall be construed in accordance with the laws of the State of New York without giving effect to principles of conflicts of law.

5.

This Agreement may be amended by mutual consent or the parties hereto in writing. With respect to any Series that is added to Exhibit A hereto after the date of this Agreement, this Agreement shall become effective with respect to such Series on the date Exhibit A is amended to reflect the addition of the Series under this Agreement, subject to obtaining the requisite approval from the Fund’s Board.

6.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com or www.echosign.com, or other applicable law) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

VALIC COMPANY I

By:	/s/ Gregory R. Kingston
Name:	Gregory R. Kingston
Title:	Treasurer and Principal Financial Officer

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

By:	/s/ Eric S. Levy
Name:	Eric S. Levy
Title:	Executive Vice President

Exhibit A

Fund Name	Maximum Fund Expense
Dynamic Allocation Fund[1]	0.32%
High Yield Bond Fund	0.68%

[1]	Subject to recoupment under Section 3 of the Agreement.